---------------------
                                                    |    OMB APPROVAL     |
                                                    |---------------------|
                                                    |OMB NUMBER: 3235-0145|
                                                    |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |      AUGUST 31, 1999|
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...14.90|
                                                    |---------------------|

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                        Central Parking Corporation
                              (Name of Issuer)

                       Common Stock, $0.01 par value
                      (Title of Class and Securities)

                                154785 10 9
                               (CUSIP Number)

                            William S. Benjamin
                   c/o Apollo Real Estate Advisors, L.P.
                        1301 Avenue of the Americas
                          New York, New York 10019
                               (212) 261-4000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               March 19, 1999
                       (Date of Event which Requires
                         Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                SCHEDULE 13D

     CUSIP No.  154785 10 9
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apollo Real Estate Investment Fund II, L.P.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          OO
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                            ( )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                     3,346,627
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                      0
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       3,346,627
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                         0
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,346,627
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                           ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          9.2%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          PN
     -------------------------------------------------------------------





                                SCHEDULE 13D

     CUSIP No.  154785 10 9
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apollo Real Estate Advisors II, L.P.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          OO
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                            ( )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                     3,346,627
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                      0
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       3,346,627
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                         0
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,346,627
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                         ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          9.2%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          PN
     -------------------------------------------------------------------





ITEM 1.     SECURITY AND ISSUER

            This Schedule 13D relates to the common stock, $0.01 par value (the "Central Common Stock") of Central Parking Corporation ("Central"), a Tennessee corporation. The address of Central's principal executive offices is 2401 21st Avenue, Suite 200, Nashville, Tennessee 37212.

ITEM 2.     IDENTITY AND BACKGROUND

            (a)-(c), (f). This Schedule 13D is being filed jointly by Apollo Real Estate Investment Fund II, L.P. ("AREIF II"), a limited partnership organized under the laws of the state of Delaware, and Apollo Real Estate Advisors II, L.P. ("AREA II"), a limited partnership organized under the laws of the state of Delaware. AREIF II and AREA II are sometimes collectively referred to herein as the "Reporting Persons."

            AREIF II is principally engaged in the business of investment in real-estate related interests. The address of AREIF II's principal executive office and principal business is c/o Apollo Real Estate Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

            AREA II is principally engaged in the business of serving as the managing general partner of AREIF II. The address of AREA II's principal executive office and principal business is Two Manhattanville Road, Purchase, New York 10577.

            The general partner of AREA II is Apollo Real Estate Capital Advisors II, Inc., a Delaware corporation ("Capital Advisors II"). Capital Advisors II is principally engaged in the business of serving as the general partner of AREA II. The address of Capital Advisors II's principal executive office and principal business is Two Manhattanville Road, Purchase, New York 10577.

            Apollo Real Estate Management II, L.P., a Delaware limited partnership ("AREM"), serves as the day-to-day manager of AREIF II. Its general partner is Apollo Real Estate Management II, Inc., a Delaware corporation ("AREM I"). The address of each of AREM and AREM I is 1301 Avenue of the Americas, New York, New York 10019.

            Information attached hereto as Appendix A contains information concerning the Reporting Persons and each of Capital Advisors II, AREM and AREM I, which information is incorporated herein by reference. Each person listed in Appendix A is a citizen of the United States and each person disclaims beneficial ownership of the Central Common Stock beneficially owned by the Reporting Persons.

            (d) and (e). Neither AREIF II, AREA II, nor, to the best of their knowledge, any of the persons listed in Appendix A has during the last 5 years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            No funds were directly expended in the acquisition by the Reporting Persons of the Central Common Stock. See the response to Item 4 herein for a description of the consideration paid by the Reporting Persons for the Central Common Stock and the method of such acquisition.

ITEM 4.     PURPOSE OF TRANSACTION.

            On March 19, 1999 (the "Closing Date"), the merger contemplated by the Agreement and Plan of Merger, dated as of September 21, 1998 and amended as of January 5, 1999 (as so amended, the "Merger Agreement"), among Central, Merger Sub, Allright Holdings, Inc. ("Allright"), AREIF II and AEW Partners, L.P ("AEW") was closed. Pursuant to the Merger Agreement, Allright remained as the surviving corporation (the "Merger"). In connection therewith, AREIF II received, in exchange for the surrender of its old Allright shares of common stock, an aggregate of 3,346,627 shares of Central Common Stock.

            The Central Common Stock received by AREIF II pursuant to the Merger (in addition to the Central Common Stock owned by certain other holders), will be entitled to certain demand and piggyback registration rights as set forth in a registration rights agreement, dated as of September 21, 1998 and amended as of January 5, 1999 (as so amended, the "Registration Rights Agreement"), among AREIF II, AEW, Central, and certain shareholders of Central.

            As provided in the Merger Agreement, Central agreed to expand the Cental Board of Directors (the "Central Board") to enable AREIF II to designate a nominee to the Central Board. AREIF II has designated William
S. Benjamin, a principal of AREA II, as its nominee to the Central Board. Mr. Benjamin and any successor designated as nominee to the Central Board by AREIF II will serve in accordance with and for the time period specified by Central's charter and bylaws. AREIF II's entitlement to such a nominee/designate will terminate when AREIF II owns less than $50 million worth of Central Common Stock.

            The Merger Agreement and the Registration Rights Agreement each contain other terms and conditions. The foregoing description of such agreements is qualified in its entirety by reference to the text of such agreements, which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

            Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals to acquire additional securities of Central. However, the Reporting Persons reserve the right to acquire additional securities and to participate in future transactions with respect to Central's securities. In the event of a material change in such plans or other matters affecting the transactions contemplated herein, the Reporting Persons will amend this Schedule 13D.

            Neither the filing of this statement nor any of its contents shall be deemed an admission that any person is part of a "group" with the Reporting Persons either for the purpose of Schedule 13D of the Securities and Exchange Act of 1934, as amended, or for any other purpose with respect to Central Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a)-(b) The Reporting Persons may be deemed to be the beneficial owners of 3,346,627 shares of Central Common Stock.

            Based on information provided by Central, 36,550,333 shares of Central Common Stock were outstanding as of the Closing Date. The shares of Central Common Stock held by the Reporting Persons represent approximately 9.2% of the number of shares of Central Common Stock outstanding as of the Closing Date.

            For all of the shares of Central Common Stock listed above, AREIF II has the power to vote, and dispose of, such shares. AREA II, as the general partner of AREIF II, may also be deemed to have the power to vote, and dispose of, such shares. Information concerning the identity and background of such persons who share in the power to vote or to direct the vote or to dispose or direct the disposition of such Central Common Stock is as set forth in Appendix A and is incorporated herein by reference. To the best of the Reporting Persons' knowledge, none of the persons listed in Appendix A owns any shares of Central Common Stock or can vote or direct the vote of any shares of Central Common Stock, nor can any such person dispose or direct the disposition of any such shares.

            (c) Neither the Reporting Persons nor any person listed in Appendix A has conducted any transactions in the Central Common Stock in the past 60 days other than the Reporting Persons' receipt of Central Common Stock pursuant to the Merger.

            (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Central Common Stock received by the Reporting
Persons in the Merger.

            (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the filing persons or between any of the filing persons and any other person, with respect to the shares of Central Common Stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT No.    DESCRIPTION
----------     -----------

1. Agreement and Plan of Merger, dated as of September 21, 1998, among Central, Merger Sub, Allright, AREIF II and AEW.

2. Amendment, dated as of January 5, 1999, to the Agreement and Plan of Merger, dated as of September 21, 1998, among Central, Merger Sub, Allright, AREIF II and AEW.

3. Registration Rights Agreement, dated as of September 21, 1998, among AREIF II, AEW, Central, Monroe J. Carell, Jr. and certain trusts.

4. Amendment, dated as of January 5, 1999, to the Registration Rights Agreement, dated as of September 21, 1998, among AREIF II, AEW, Central, Monroe J. Carell, Jr. and certain trusts.




                               SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 26, 1999

                    APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                    By: Apollo Real Estate Advisors II, L.P.,
                        Managing Partner

                    By: Apollo Real Estate Capital Advisors II,
                        Inc., General Partner


                        By: /s/ Michael D. Weiner
                           ------------------------------------
                           Name:  Michael D. Weiner
                           Title: Vice President


                    APOLLO REAL ESTATE ADVISORS II, L.P.

                    By: Apollo Real Estate Capital Advisors II,
                        Inc., General Partner


                        By: /s/ Michael D. Weiner
                           ------------------------------------
                           Name:  Michael D. Weiner
                           Title: Vice President




Appendix A

            The following sets forth information with respect to the executive officers and directors of Capital Advisors II, which is the general partner of AREA II, and AREM I, the general partner of AREM.

            Messrs. Leon D. Black, John J. Hannan and William L. Mack are executive officers and directors of each of Capital Advisors II and AREM I. The principal occupation of each of Messrs. Black and Hannan is to act as principals of Apollo Advisors, L.P. and its successors (of which they are founding principals), the general partners of the Apollo investment funds ("Apollo"), Lion Advisors, L.P., an investment manager, and together with William Mack, of Apollo Real Estate Advisors, L.P., and its successors (of which Messrs. Black, Hannan and Mack are founding principals), the general partners of the Apollo real estate investment funds, including AREIF II. Mr. Mack also serves as a consultant to Apollo and acts as President and Managing Partner of the Mack Organization, an owner and developer of, and investor in, office and industrial buildings and other commercial properties. The principal business of Apollo Advisors, L.P. and Lion Advisors, L.P. is to provide advice regarding investments in securities and the principal business of Apollo Real Estate Advisors, L.P. is to provide advice regarding investments in real estate and real estate related investments. The business address of each of Messrs. Black, Hannan and Mack is c/o Apollo Real Estate Management II, L.P., 1301 Avenue of the Americas, New York, New York 10019.